Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at October 31, 2013.

As at October 31, 2013
(in millions of Canadian dollars)
Subordinated Debt	3,996

Capital Trust Securities(1)
BMO Tier 1 Notes-Series A	463

Total Equity
Preferred Shares(2)	2,265
Common Shares	12,003
Contributed Surplus	315
Retained Earnings	15,224
Accumulated Other Comprehensive Income	602

Total Shareholders’ Equity	30,409
Non-controlling Interest in Subsidiaries	1,072

Total Equity	31,481

Total Capitalization	35,940

Notes:

(1)	For more information on the classification of Capital Trust Securities, please refer to Note 18 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2013.

(2)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 13, 14, 15, 16, 17, 18, 21, 23 and 25. For more information on the classification of Preferred Shares, please refer to Note 20 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2013.